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                                                                    EXHIBIT 99-5

COMPANY PRESS RELEASE:
USATALKS.COM, INC. (USAT) TO ACQUIRE TOTAL COMMUNICATIONS PLUS, INC.

LA JOLLA, CALIF., JULY 30 1999/PRNEWSWIRE/ -- USATALKS.COM, INC. USATalks.com, Inc. (OTC: USAT) announced today that it has agreed to acquire Total Communications Plus, Inc. ("TCP") of Easton, Maryland. TCP, a pioneer in the marketing of IP telephony on the Delmarva Peninsula (Delaware, Maryland and Virginia Eastern Shore), has built a ten-city voice over intranet (IP) network and offers flat rate long distance service to the Peninsula's 750,000 permanent residents. TCP's regional network and customer base will be integrated into USAT's nationwide network.

TCP has teamed with rural electric cooperatives on the Delmarva Peninsula to market flat rate telephony service to the population of electric cooperative customers. Thirty-five thousand customers currently are subscribers to the regional service and will now have access to the USAT nationwide network. Tony Brown, TCP's Founder and Chief Executive Officer who developed the relationships with the rural electric cooperatives, said, "This partnership enables us to expand and offer a unique and affordable service to residents and businesses of the Eastern Shore. Monopoly telephony providers have dominated these areas and have levied inflated prices to these rural customers." Mr. Brown will join the USAT sales organization and continue to market to the rural electric cooperative customers on the eastern seaboard and southeast United States.

Allen J. Portnoy, USAT Chairman and Chief Executive Officer, stated, "This acquisition fits perfectly into our marketing strategy and we are extremely excited to be able to offer service to these rural customers who would otherwise be neglected. We will immediately deploy additional network capacity to serve the residents of the Eastern Shore, which is banded by Wilmington, Delaware, Annapolis, Maryland, and Norfolk, Virginia." TCP will be acquired for 300,000 USAT common shares, which represents less than one percent of the outstanding USAT common shares, subject to completion of definitive agreements and USAT Board approval.

Headquartered in San Diego, USAT is building the first private national telephone network over which it will offer its customers unlimited long distance telephone service at a flat monthly fee. USAT offers an "all-you-can-talk," telephone-to-telephone long distance service using Internet Protocol (IP) with a variety of service and pricing plans from $25 to $90 per month. USAT's service is designed to meet the long distance needs of both residential and business customers. Commercial products for regional and national accounts will be offered.

This press release contains forward-looking statements relating to future operating information and their impact on future results. Actual results could differ materially from those projected in forward-looking statements as a result of risk factors such as market conditions, product life cycles, customer delays in purchasing products, technology shifts, potential difficulties in introducing new products, competition, price sensitivity, and the uncertain market acceptance of the Company's products by distributors, retailers and customers.

For more information please contact USATalks.com, Inc. at 858-638-9485. To sign up for service call toll free 877-756-0000 or visit the Company's Website http://www.usatalks.com.